27 June 2006

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington D.C. 20549-0302
United States of America

Dear Sir

Nedcor Ltd
~~Nedbank Group~~ Limited
Issuer No. 82-3893
Information Submitted Pursuant to Rule 12g3-2(b)
SUPPLEMENTAL INFORMATION

The following information is being furnished to the Commission on behalf of NEDBANK GROUP LIMITED in order to maintain such foreign private issuer's exemption from registration pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

We hereby attach a copy of an announcement which has been released on SENS in respect of Nedbank Group's change in date of interim results announcement.

Should you have any queries, please do not hesitate to contact me on 27 11 294-9107.

Yours faithfully

Jackie Katzin
Assistant Group Secretary

cc ***Jonathan K Bender, Esq***

HEAD OFFICE

135 Rivonia Road Sandown Sandton 2196
PO Box 1144 Johannesburg 2000 South Africa
Tel +27 (0) 11 294 9106 Fax +27 (0) 11 295 9106 Website www.nedbank.co.za

NEDBANK GROUP LIMITED
(Incorporated in the Republic of South Africa)
Registration number: 1966/010630/06
JSE share code: NED
ISIN: ZAE000004875
("Nedbank Group" or "the group")

NEDBANK GROUP – CHANGE IN DATE OF INTERIM RESULTS ANNOUNCEMENT

Nedbank Group indicated in its first quarter 2006 trading update that the group's results for the six months ending 30 June 2006 would be released on SENS on 2 August 2006. This date has now been changed to Monday, 7 August 2006. The results will be released on SENS at approximately 08:00 South African time, and there will be a presentation to analysts at 16:00, which will also be accessible on Summit TV, by webcast and teleconference.

Sandton
26 June 2006

For further information kindly contact
Tier 1 Investor Relations
Tel: +27 (0)21 702 3102

Sponsors
Merrill Lynch South Africa (Pty) Limited
Nedbank Capital